UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-191029-04
333-191029-03
333-191029-05
333-191029-02
333-191029-01

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Tops Gift Card Company, LLC

Tops PT, LLC

(Exact name of registrant as specified in its charter)

6363 Main Street, Williamsville, New York, 14221, (716) 635-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.875% Senior Secured Notes due 2017 (“Notes”)

Guarantees of Notes by Tops Gift Card Company, LLC

Guarantee of Notes by Tops PT, LLC

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: August 31, 2015

TOPS HOLDING LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President & CEO

TOPS MARKETS, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President & CEO

TOPS MARKETS II CORPORATION

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President & CEO

TOPS GIFT CARD COMPANY, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President & CEO

TOPS PT, LLC

By:	/s/ Frank Curci
Name:	Frank Curci
Title:	President & CEO